Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

ENTRY INTO STOCK PURCHASE AGREEMENT
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

ENTRY INTO STOCK PURCHASE AGREEMENT

Infosys Limited (“Infosys” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On April 24, 2015, Infosys announced that it had entered into an agreement (“Stock Purchase Agreement”), to acquire Kallidus Inc. (d.b.a Skava) and its affiliate, a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients. This acquisition was an all-cash deal, with an aggregate purchase consideration of $120 million including retention bonus and a deferred component.

The transaction contemplated by the Stock Purchase Agreement is currently expected to close before the end of the first quarter of FY 2016 subject to customary closing conditions.

The press release announcing the execution of the Stock Purchase Agreement is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ Dr. Vishal Sikka

Date: April 24, 2015	Dr. Vishal Sikka Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release, dated April 24, 2015, entitled “Infosys to Acquire Skava, a Leading provider of digital experience solutions for the Retail industry”